Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
December 31, 2025

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Equitable Advisors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Equitable Advisors, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 2, 2026
We have served as the Company's auditor since 1999.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	126,284,996
Receivable from affiliates		1,184,014
Receivable from sponsors and broker-dealers		38,151,788
Deferred tax assets		1,314,599
Prepaids and other assets, net		9,276,891
Goodwill & other intangible assets		4,071,871
Total assets	$	180,284,159

Liabilities and Member's Capital

Liabilities

Payable to affiliates	$	16,306,693
Payable for commissions and fees		54,525,233
Current tax liabilities		1,075,922
Other liabilities		1,983,395
Total Liabilities		73,891,243
Member's Capital		106,392,916
Total liabilities and member's capital	$	180,284,159

The accompanying notes are an integral part of these financial statements.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
Year ended December 31, 2025

1) Organization

Equitable Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Equitable Distribution Holding Corporation (Holding) which is a wholly owned subsidiary of Equitable Financial Services, LLC (EFS). EFS is a direct, wholly owned subsidiary of Equitable Holdings, Inc. (EQH).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by Equitable Financial Life Insurance Company (EFLIC) and Equitable Financial Life Insurance Company of America (EFLOA), wholly owned subsidiaries of EFS. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals (FP's) contracted with Equitable Network, LLC, an affiliate, and the Company.

LPL Financial LLC (LPL), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company on a fully disclosed basis. The agreement between LPL and the Company is in effect through June 30, 2029 (the LPL Agreement). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2) Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its result of operations and cash flows for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements

Year ended December 31, 2025

Adoption of New Accounting Pronouncements

Description	Effective Date and Method of Adoption
ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax	
The ASU enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign.	The ASU was effective for annual periods beginning after December 15, 2024, and was adopted on a prospective basis. The adoption of ASU 2023-09 did not materially impact the Company's financial position, results of operations, or cash flows.

Future Adoption of New Accounting Pronouncements

Description	Effective Date and Method of Adoption	Effect on the Financial Statement or Other Significant Matters
ASU 2024-03: Accounting Standards Update No. 2024-03- Income Statement Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)		
This ASU requires a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the notes to the financial statements.	The ASU will be effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Entities are required to apply the ASU on a prospective basis.	The Company is currently assessing the impact to the financial statements of this ASU.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements

Year ended December 31, 2025

Revenue Recognition

The following table sets forth the disaggregation of the Company's revenue by major source for the year ended December 31, 2025.

Revenues

Commissions, concessions and fees:		
Variable life and annuity commissions	$	547,494,271
Investment advisory fees		632,177,966
Trade execution fees		65,016,156
Trail commissions		51,516,182
Retirement and financial planning revenue		11,287,099
Other		964,614
Total commissions, concessions and fees		1,308,456,288
Investment products and distribution fees		214,070,194
Advisory reallowance fees		94,694,220
Sweep revenue		42,741,258
Marketing support revenue		9,261,309
Other income		13,277,273
Total revenues	$	1,682,500,542

Commissions, concessions and fees revenue

The Company earned $347,906,137 in variable life and annuity commissions on the sale of insurance contracts by EFLIC and EFLOA in 2025. Each time a customer purchases a variable life or annuity policy or contributes to an existing policy, the Company earns a commission. Commissions are recorded on the contribution date, which is generally the point of funding and sale of contract. Commission revenue is calculated based on the contribution amount at a rate determined by the sales contract. The Company is acting as Principal in the sale of EFLIC and EFLOA registered variable products to customers; these sales must be brokered by registered representatives supervised/controlled by the Company in respect of securities trading/law and FINRA requirements. The Company believes that the performance obligation is satisfied on the contribution date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the policy have been transferred to the customer.

The Company also received $199,588,134 in renewal commission fees paid throughout 2025 by the insurance provider. Renewal commission fees are based on customer account values as of the period-end date and commission rates stated in the initial contract. The Company believes that its performance obligation is the issuance of insurance contracts to customers and as such this is fulfilled on the contribution date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the policy at future points in time as well as the length of time the customer remains in the policy, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the policy and the customer activities are known, which are usually monthly or quarterly. Renewal commission fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
 Year ended December 31, 2025

The Company provides investment advisory services by managing client assets under administration (AUA). The Company believes the performance obligation for providing advisory services is satisfied over time as the customer is receiving and consuming the benefits each day their assets are managed by the Company. The Company is acting as Principal as the party responsible for soliciting, maintaining, and managing investment advisory account client relationships. Fee arrangements for Investment Advisory fees are based on a percentage applied to the customer's average monthly assets under administration (AUA). LPL and other investment advisors collect the fees from customers and remit the fees to the Company based on agreed-upon terms. Fees are recognized as revenue on a monthly basis as they relate specifically to the services provided in that period and the value of consideration can be determined as all components of the transaction price are no longer variable. Fees are received from LPL monthly. Fees from other investment advisors are received on a quarterly basis and are deferred until recognized in the month the service is provided.

The Company earns trade execution fees as commissions when customers buy and sell securities. Trade execution fees are determined by type of security traded by the client under the clearing contract. Generally, the transaction price is agreed upon at the point of each trade and based upon the number of shares traded or value of consideration traded. The Company is acting as Principal as the party responsible for soliciting, maintaining, and managing brokerage account client relationships, utilizing the services of LPL as the clearing broker-dealer. Trade execution fees are recorded on the trade date, which is when the performance obligation is satisfied as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to the customer. Securities transactions executed but not settled as of December 31, 2025 are reflected in the Statement of Financial Condition within Receivable from sponsors and broker-dealers, and were subsequently settled after December 31, 2025.

The Company earns trail commissions when the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the funds over time pursuant to the Investment Company Act of 1940 for marketing & selling products (12b-1 fees). The Company is acting as Principal as the party responsible for maintaining and managing the client relationships. The Company believes that its performance obligation is the sale of fund shares to investors and as such this is fulfilled on the sale date. Variable amounts of 12b-1 trailing fees are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. 12b-1 trailing fees are accrued based on the daily average value of assets invested over the period (month or quarter) at a rate determined by the fund prospectus. 12b-1 trailing fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company earns retirement and financial planning revenue when the Company provides fee-based and non fee-based financial planning services. The Company believes the performance obligation for providing financial planning services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee-based plans are for advisory services provided to ERISA-based retirements plans. Fee based ERISA plans can be paid either from plan assets or by the plan sponsor directly. When paid from plan assets, they are paid by the recordkeeper in arrears and are based on Assets Under Management (AUM) at the end of the preceding quarter/month. The fees are paid either quarterly or monthly. When fees are paid by the plan sponsor via an invoice, the fees are based on AUM at the start of the billable period, which is either quarterly or annually. Fees are recognized

as revenue each month as they relate specifically to the services provided in that period. Non fee-based financial planning services are provided for one-time services such as estate planning. These fees are collected upfront and deferred from recognition until the final plan is delivered to the customer, which is when the performance obligation has been met. All non fee-based plans must be completed within one year or a new agreement must be established or a refund made to the client. Deferred revenue for fee-based and non fee-based financial planning services at December 31, 2025 was $1,124,031 and is included in Other Liabilities.

Other consists of client referral fees earned from AllianceBernstein L.P. (AllianceBernstein), an affiliated entity, and other mutual fund sponsors. The Company earns referral fees when the Company sells investment products from these entities. The Company believes that the performance obligation is satisfied through the purchase of referred Alliance Bernstein and other affiliated funds which occurs at the point the referred fund investment is purchased by clients as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the investment have been transferred to the customer. Client referral fee income is received quarterly but accrued monthly and is recognized as Other income revenue at that time as they relate specifically to the services provided in that period.

Investment products and distribution Fees

The Company provides distribution and shareholder support services in connection with Equitable Distributors, LLC's distribution of shares of Equitable Advisors Trust (EQAT). The Company receives distribution fees paid by the fund over time pursuant to the Investment Company Act of 1940 for marketing & selling products (12b-1 fees). The Company is acting as Principal in providing distribution and shareholder support services in connection with Advisors' distribution of shares of investment products. The Company believes that its performance obligation is the sale of fund shares to investors and as such this is fulfilled on the sale date. Variable amounts of distribution (12b-1) fees are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. These distribution (12b-1) fees are based on average daily AUM reporting and cash-settled with the EQAT each month at a contractual rate per annum for the average daily net assets attributable to the share class/portfolio for which the Company provides distribution services. Distribution (12b-1) fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advisory reallowance fees

The Company receives Advisory reallowance fees on a quarterly basis for the retention of client funds in LPL's advisory platform accounts. Fees are paid by LPL quarterly based on a percentage, established by the LPL agreement, of program and administrative fees charged to the Company's financial professionals. The Company is acting as Principal as the party responsible for maintaining the LPL Advisory Account client relationships. The Company believes the performance obligation for retaining clients within LPL advisory platform is satisfied over time as the customer, LPL, is receiving and consuming the benefits each day the client assets are retained and managed on their platform. Advisory reallowance fees from LPL are received quarterly but accrued and recognized as revenue on a monthly basis, as the fees relate specifically to the services provided in that period, and the value of consideration can be determined, as all components of the transaction price are no longer variable.

Sweep revenue

The Company earns Sweep Revenue over time based on client investments in LPL's money market sweep product. The performance obligation is satisfied daily as clients receive the benefits associated with being involved in the sweep product. Sweep revenue is accrued in the month it is earned and paid by LPL in the month following.

Marketing support income

The Company earns marketing support income by entering into arrangements with third-party firms to sell third-party products to the Company's customers. The Company receives fees paid by the third-party firm over time based on contractual rates of clients' AUM associated with such third-party. The Company believes the performance obligation is satisfied over time through the distribution and sales of the third party products to The Company's customers which occurs daily and that the customer is consuming the benefits each day their assets are managed under the fund as the customer is receiving and consuming the benefits each day the client assets remain in the fund and are supported by the Company's representatives. Marketing support income is received monthly and quarterly but accrued monthly and is recognized as revenue at that time as they relate specifically to the services provided in that period the value of consideration can be determined as all components of the transaction price are no longer variable.

Other income

Interest income consists of interest earned on short term money market fund investments. Interest is received monthly and recorded to other income as earned.

On July 1st, 2024, the company began earning a net new asset growth rebate from LPL. The rebate is 5 basis points on net new asset flows brought to LPL's custodied platforms. The rebate is paid by LPL annually, based on 12 months of net new asset flows, from July 1 to June 30 of each year. The Company believes the performance obligation is satisfied over time as the customer, is receiving and consuming the benefits each day new assets are brought to their platforms. The rebate is received annually but accrued and recognized as revenue on a monthly basis, as the rebate relates specifically to the new assets brought to LPL's platforms that month, and the value of consideration can be determined, as all components of the transaction price are no longer variable.

Cash and cash equivalents

The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2025, the cash held at two banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Cash equivalents at December 31, 2025 include investments in a money market fund of an affiliated registered investment advisor, AllianceBernstein, totaling $121,588,859

Given the concentration of cash and cash equivalents, the Company may be exposed to certain counterparty risk.

Prepaids and other assets, net

Prepaids and other assets include $1,324,901 of technology and analysis subscription cost chargebacks to FP's, reduced by an allowance for doubtful accounts of $454,200 (the allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical

collectability of these receivables), prepaid regulatory fees of $148,354, prepaid federal tax liability of $4,906,643 and accrued advisory fees for client accounts on an arrears billing cycle of $3,351,193.

Goodwill and other intangibles

Goodwill represents the excess of purchase price over the estimated fair value of identifiable net assets acquired in a business combination. The Company tests goodwill for recoverability each annual reporting period at December 31 and more frequently if facts or circumstances are indicative of potential impairment.

The Company's intangible assets reflect amounts assigned to acquired customer relationships and contracts at the time of acquisition, less accumulated amortization. These intangible assets generally are amortized on a straight-line basis over their estimated useful life of approximately 7 years. All intangible assets are periodically reviewed for impairment as events or changes in circumstances indicated that the carrying value may not be recoverable. If the carrying value exceeds fair value, impairment tests are performed to measure the amount of the impairment loss, if any.

As of December 31, 2025, the Company had goodwill of $3,130,041 and intangible assets of $941,830 totaling $4,071,871 resulting solely from the acquisition of Penn Investment Advisors (PIA) in 2023.

As of December 31, 2025, the Company's annual testing resulted in no impairment of goodwill, as the fair value of the reporting unit exceeded its carrying amount at each respective date.

Income taxes

The Company is included in the consolidated federal income tax return filed by EQH, and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Subsequent events

Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through March 02, 2026, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statements.

3)   **Fair Value Measurement**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

Financial Instruments Measured at Fair Value on a Recurring Basis

12/31/2025	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 121,588,859	$ —	$ —	$ 121,588,859

Cash equivalents classified as Level 1 include investments in a money market fund of an affiliated registered investment advisor, AllianceBernstein and is carried at its approximate fair value as reported by the registered money market fund.

4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $49,726,159 which exceeded required net capital of $4,9265,085 by $44,800,074 and the Company's ratio of aggregate indebtedness to net capital was to 1.49

5) Transactions With Affiliates

On December 8, 2025 the Company's Board of Directors authorized a $160 million distribution to its parent, Holding. The amount was paid on December 13, 2025. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule.

During 2025, the Company earned commissions, concessions and fees from affiliates of $4,860,115 from AllianceBernstein, $2,083,219 from Equitable Distributors, LLC (EDL) and $175,400 from Equitable Investment Management Group LLC (EIMG).

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, EFLIC provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2025, the Company incurred expenses of $85,180,247 for the cost of such personnel and services, including $994,973 of allocated costs for various share-based compensation plans sponsored by EQH.

The following table provides information relating to the Company's affiliated receivables and payables as of December 31, 2025.

Receivable from affiliate		
Alliance Bernstein for commissions	$	922,223
Equitable Distributors for commissions		261,791
Total receivable from affiliates	$	1,184,014
Payable to Affiliates		
EFLIC and its affiliates for shared services	$	11,768,464
Equitable Network for reimbursement of commissions expenses		4,020,971
EFLIC for commissions on Momentum products custodied at LPL		515,978
EFLIC for the reimbursement of taxes paid		1,280
Total payable to affiliates	$	16,306,693

During 2025, the Company earned $547,494,271 of commissions, concessions and fees and $214,070,194 of investment products and distribution fees from affiliates, which were simultaneously paid out to FPs or paid to the affiliates for services pursuant to the agreements described above.

6)   **Income Taxes**

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of EQH and it is reasonable to expect EQH's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

A summary of the income tax provision in the Statement of Operations follows:

		Federal		State		Total
Income tax provision						
Current expense	$	43,070,152.00	$	12,088,280	$	55,158,432
Deferred expense (benefit)	$	658,453	$	11,610	$	670,063
	$	43,728,605	$	12,099,890	$	55,828,495

The federal income taxes attributable to operations are different from the amounts determined by multiplying the earnings before income taxes by the expected Federal income tax rate of 21%. The sources of the difference and their tax effects were as follows:

Expected income tax expense (benefit)	$46,269,582	21%

State and local income tax, net of federal income tax effect (1)	$ 9,558,913	4%
Income tax expense (benefit) and effective tax rate	**$55,828,495**	**25%**

(1) The states that contributed the majority (greater than 50%) of the effect in this category includes California, New Jersey, New York and Pennsylvania for 2025.

The Company had the following deferred tax assets as of December 31, 2025.

State net operating loss	$	7,631
Deferred compensation		3,190,301
State income tax		(1,889,764)
Other		6,431
Deferred Tax Assets	$	1,314,599

At December 31, 2025, the Company had a total net deferred state tax asset of $ 897,834 and a net deferred federal income tax asset of $416.765.

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. As of December 31, 2025, the Company had total current federal income tax receivable of $4,906,643. And a state income tax payable of $1,075,922

As of December 31, 2025, the Company had no liability for uncertain tax positions.

As of December 31, 2025, tax years 2014 through 2018 and 2020 through 2024 remain subject to examination by the Internal Revenue Service and the 2019 through 2025 tax years are open to examination by state tax authorities.

7)   **Off-Balance Sheet Risk**

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2025, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

8) Commitments And Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included within Other liabilities on the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

9) Business Segment Information

As a securities broker-dealer, the Company engages in a single line of business, which is comprised of several classes of services, including the distribution of shares of mutual funds issued by affiliates and third parties, the sale of brokerage products and variable annuity and life insurance contracts issued by affiliates, offering services in connection with asset management accounts and money management products. The Company has identified its President as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business and decide how to allocate resources. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2). The Company earned revenue from affiliated entities in 2025 (see note 5).

Segment net income (loss), revenue and significant expenses

See Statement of Operations for the segment's net income (loss), revenue and significant expenses as considered by the CODM.